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Filed Pursuant to rule: 424(B)(5)
File Number: 333-108557-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 21, 2003)

$250,000,000

5.40% Notes Due 2014

        The notes will bear interest at the rate of 5.40% per year. Interest on the notes will be payable on February 15 and August 15 of each year, beginning February 15, 2005. The notes will mature on August 15, 2014. We may redeem the notes at any time at our option, in whole or in part, at the redemption price described in this prospectus supplement.

        The notes will be unsecured and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Initial Offering Price(1)	Underwriting Discounts(2)	Proceeds from Offering(1)(2)
Per Note	99.87%	0.65%	99.22%
Total	$249,675,000	$861,250	$247,316,752

(1)
Plus accrued interest from August 16, 2004, if settlement occurs after that date. See "Use of Proceeds" for a discussion of the net proceeds payable to us.

(2)
Underwriting discounts will be paid solely with respect to $132,500,000 aggregate principal amount of the notes, which are being purchased for cash by the underwriters at a purchase price of 99.22%. We have agreed to issue the balance of the notes offered hereby to certain of the underwriters at a purchase price of 98.362% in exchange for the entire $100,000,000 principal amount of our 6.95% notes due 2011. We also will receive an additional $274,902 in cash.

        The notes are expected to be delivered in book-entry form through The Depository Trust Company on or about August 16, 2004.

Joint Book-Running Managers

Deutsche Bank Securities	UBS Investment Bank

Joint Lead Manager

Morgan Stanley

Co-Manager

Wachovia Securities

The date of this prospectus supplement is August 11, 2004.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement or the accompanying prospectus.

        Duke Realty Limited Partnership is an Indiana limited partnership. Our principal offices are located at 600 East 96th Street, Suite 100, Indianapolis, IN 46240 and our telephone number at that address is (317) 808-6000. Our website is located at http://www.dukerealty.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

        All references to "Duke" or the "Operating Partnership" in this prospectus supplement mean Duke Realty Limited Partnership and all entities owned or controlled by Duke Realty Limited Partnership, except where it is made clear that the term means only Duke Realty Limited Partnership.

        This prospectus supplement and the accompanying prospectus may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in the accompanying prospectus before making an investment decision.

USE OF PROCEEDS

        We have agreed to issue to UBS Securities LLC and Deutsche Bank Securities Inc. $117.5 million principal amount of the notes in exchange for the entire $100 million principal amount of our 6.95% notes due 2011, which UBS Securities LLC and Deutsche Bank Securities Inc. have agreed to purchase from an affiliate of UBS Securities LLC for $115.3 million. Such affiliate of UBS Securities LLC will acquire the 6.95% notes due 2011 from the current holder thereof at a purchase price of 100% upon the exercise of a call option acquired from us in connection with our original issuance of the notes on August 21, 1997. We also will receive $274,902 in cash. UBS Securities LLC and Deutsche Bank Securities Inc. will retain the net proceeds from the sale of the $117.5 million principal amount of the notes. The notes we receive from UBS Securities LLC and Deutsche Bank Securities Inc. will be retired.

        We presently intend to use the balance of the net proceeds from the sale of the remaining $132.5 million principal amount of the notes offered hereby, which is expected to be approximately $131.3 million, after deducting commissions, discounts and offering expenses, to reduce the outstanding balance on our unsecured line of credit used to fund development and acquisition of additional rental properties and for general corporate purposes. Affiliates of UBS Securities LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, underwriters of this offering, are lenders under our unsecured line of credit and, therefore, will each receive a share of the net proceeds of the offering proportionate to its commitment under the unsecured line of credit.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges was 2.33x for the fiscal year ended December 31, 2003, and 2.20x for the six months ended June 30, 2004. For purposes of computing this ratio, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

        For information on the ratios of earnings to fixed charges for prior periods, see "Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends" in the accompanying prospectus.

DESCRIPTION OF THE NOTES

        We have summarized certain terms of the notes and the indenture in this section. This summary is not complete. The following description of the particular terms of the notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities. To the extent that the following description of the notes is inconsistent with that general description in the accompanying prospectus, the following description replaces that in the prospectus. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. We have filed copies of the indenture with the SEC.

General

        The notes constitute a separate series of securities to be issued pursuant to an indenture dated as of September 19, 1995, between Duke and J.P. Morgan Trust Company, National Association, as trustee, and will initially be limited in aggregate principal amount to $250 million.

        The notes will be our direct, unsecured obligations and will rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific property of ours which secures such lender's mortgage. The notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount.

        The notes will bear interest at 5.40% per year and will mature on August 15, 2014. We will pay interest on the notes in U.S. dollars semi-annually in arrears on February 15 and August 15 of each year, commencing February 15, 2005. We will pay interest on each interest payment date and on the maturity date to the persons in whose names the notes are registered in the security register applicable to the notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a business day. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        We will pay the principal of each note payable upon maturity in U.S. dollars against presentation and surrender of such note at the corporate trust office of the trustee, located initially at 14 Wall Street, Eighth Floor, New York, New York. At our option, we may pay interest by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer of funds to such person at an account maintained within the United States.

        If any interest date or the maturity date falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after such interest payment date or such maturity date, as the case may be. For purposes of the indenture, a "business day" is any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are open for business.

        The notes are not subject to any sinking fund provisions and are not repayable at the option of any holder prior to maturity.

        The section entitled "Description of Debt Securities—Operating Covenants" in the accompanying prospectus describes covenants applicable to the notes. Compliance with these covenants generally may not be waived by the Board of Directors of Duke Realty Corporation, as general partner of Duke, or by the trustee unless the holders of at least a majority in principal amount of all outstanding notes consent to such waiver. However, the defeasance and covenant defeasance provisions of the indenture described under "Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

Issuance of Additional Notes

        We may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. Any additional notes would rank equally and ratably with the notes offered by this prospectus supplement and would be treated as a single class for all purposes under the indenture.

Optional Redemption

        The notes may be redeemed at any time at our option, in whole or in part, at a "Redemption Price" equal to the sum of:

  •
  the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date; and

  •
  the Make-Whole Amount (as defined below), if any, with respect to those notes.

        If notice of redemption has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been made available on the redemption date specified in the notice, the notes will cease to bear interest on the date fixed for the redemption specified in the notice and the only right of the holders of the notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of the notes in accordance with the notice.

        Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by the holders to be redeemed.

        If less than all the notes are to be redeemed at our option, we will notify the trustee under the indenture at least 45 days prior to the giving of notice of redemption, or such shorter period as may be satisfactory to the trustee, of the aggregate principal amount of the notes to be redeemed and their redemption date. The trustee under the indenture will select, in such manner as it deems fair and appropriate, no less than 60 days prior to the date of redemption, the notes to be redeemed in part.

        As used in this prospectus supplement "Make-Whole Amount" means, in connection with any optional redemption of any notes, the excess, if any, of:

  •
  the aggregate present value as of the date of redemption of each dollar of principal being redeemed or paid and the amount of interest, exclusive of interest accrued to the date of redemption that would have been payable in respect of each dollar if the redemption had not been made, determined by discounting, on a semi-annual basis (on the basis of a 360-day year consisting of twelve 30-day months), the principal and interest at the Reinvestment Rate (as defined below), determined on the third business day preceding the date notice of the redemption is given, from the respective dates on the principal and interest would have been payable if the redemption had not been made, to the date of redemption; over

  •
  the aggregate principal amount of the notes being redeemed or paid.

        "Reinvestment Rate" means .20% plus the arithmetic mean of the yields under the headings "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the notes, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to the maturity, yields for the two published maturities most closely corresponding to that maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from those yields on a straight-line basis, rounding each of the relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if the statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.

Book-Entry System

        The notes will be issued as global securities. The Depository Trust Company, or "DTC," will be the depository with respect to the notes. The notes will be issued as fully registered securities in the name of Cede & Co., DTC's partnership nominee, and will be deposited with DTC. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant would then keep a record of its clients who purchased the notes. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

Same-Day Settlement and Payment

        The underwriters will pay for the notes in immediately available funds. We will make all payments due on the notes in immediately available funds so long as such notes are in book-entry form.

        Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

UNDERWRITING

        Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
UBS Securities LLC	$87,500,000
Deutsche Bank Securities Inc.	$87,500,000
Morgan Stanley & Co. Incorporated	$50,000,000
Wachovia Capital Markets, LLC	$25,000,000

Total	$250,000,000

        Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

        UBS Securities LLC and Deutsche Bank Securities Inc. have agreed to purchase the entire $100 million principal amount of our 6.95% notes due 2011 from an affiliate of UBS Securities LLC for $115.3 million. Such affiliate of UBS Securities LLC will acquire the 6.95% notes due 2011 from the current holder thereof at a purchase price of 100% upon the exercise of a call option acquired from us in connection with our original issuance of the 6.95% notes on August 21, 1997. As consideration for the purchase of $117.5 million principal amount of the notes offered hereby, UBS Securities LLC and Deutsche Bank Securities Inc. will exchange with us the entire principal amount of the 6.95% notes. The 6.95% notes that we receive from UBS Securities LLC and Deutsche Bank Securities Inc. will be retired.

        The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

        The underwriters have advised us that they initially propose to offer the notes to the public at the initial offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After commencement of the offering, the underwriters may from time to time vary the offering price and other selling terms.

        The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering:

	Paid by Duke
Per Note	0.65%
Total	$861,250	(1)

(1)
Underwriting discounts will be paid solely with respect to $132.5 million aggregate principal amount of the notes, which are being purchased for cash by the underwriters at a purchase price of 99.22%. We have agreed to issue the balance of the notes offered hereby to certain of the underwriters at a purchase price of 98.362% in exchange for the entire $100 million principal amount of our 6.95% notes due 2011. We also will receive an additional $274,902 in cash.

        We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

        In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

        Certain of the underwriters will make the notes available for distribution on the internet through a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions they conduct through the system. Such underwriters will make the notes available to their customers through the internet distributions on the same terms as distributions made through other channels.

        Expenses associated with this offering, to be paid by us, are estimated to be approximately $400,000.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. In addition, affiliates of UBS Securities LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are lenders under our unsecured line of credit and, therefore, will each receive a share of the net proceeds of the offering proportionate to its commitment under the unsecured line of credit. Because more than ten percent of the net proceeds of the offering may be paid to one or more members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h)(1).

LEGAL MATTERS

        The legality of the notes will be passed on for us by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. Clifford Chance US LLP also acts from time to time as counsel to us in matters unrelated to this offering.

$250,000,000

5.40% Notes Due 2014

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities
UBS Investment Bank

Morgan Stanley

Wachovia Securities

August 11, 2004

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TABLE OF CONTENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS